Ex.99(a)(5)(XX)

E.ON AG Conference Call -
Third Quarter Results 2006

November 8, 2006

Presentation:

Dr. Wulf Bernotat

Member of the Board of Management and CEO

Please check against delivery

Good afternoon ladies and gentlemen, and welcome to our Third Quarter 2006 Conference Call.

I am pleased to report that E.ON achieved a healthy growth of adjusted EBIT over the first nine months. For the full year, we continue to expect that adjusted EBIT will surpass the prior year level.

Mr. Schipporeit will discuss our financial performance and our outlook in more detail in a moment.

▪ During today’s conference call, I would first like to comment on the most recent developments regarding our takeover offer for Endesa.

▪Second, I would like to update you on the regulation of our electricity and gas networks in Germany.

▪Third, I would like to shed some light on the initiatives to promote competition that we took recently.

▪ And finally, I would like to talk about the recently announced changes to E.ON’s Board of Management.

Let me start with our offer for Endesa.

Our offer for Endesa

A few days ago, Spain’s Ministry of Industry notified us of its decision regarding our appeal against the ruling of the National Energy Commission. The Ministry of Industry has amended several critical aspects of the CNE ruling. Specifically, the revised conditions no longer contain any requirements to dispose of any assets.

We welcome the judgment of the Ministry of Industry. The revised conditions are acceptable to us, and now allow us to go ahead with the transaction.

I will now try to outline how our offer could proceed further. The next step for us is to obtain approval of the CNMV, which we expect in the short term. However, once approved, our offer will have to wait for a solution to the two suspensions of Gas Natural’s bid.

If Gas Natural stays in the running, then the suspensions have to be lifted somehow. It is rather difficult at this stage to put any precise timing on such procedures. Once the suspensions are lifted, then the next step is the sealed bid process, where both Gas Natural and E.ON will file their final offers.

The CNMV will then decide to approve one or both offers to the shareholders of Endesa, and the acceptance period then opens. During the acceptance period, Endesa will hold an extraordinary meeting of shareholders to decide on the changes to its by-laws.

To conclude on our offer for Endesa, the decision of the Ministry of Industry marks an important milestone on the road to a successful entry into the Spanish energy market. We are confident that our 35 Euro per share offer – 100 percent cash and open to all - will prove very attractive to Endesa shareholders. The transaction will meet our strict financial criteria and will position E.ON and Endesa uniquely in the developing European energy market.

Network regulation in Germany

I would now like to update you on the regulation of our networks in Germany.

The Bundesnetzagentur has made significant progress regarding the approval of our network charges, and all of our electricity networks have now received final notifications from the Bundesnetzagentur.

The BNA disallowed 16% of the costs that our transmission network operator E.ON Netz applied for, and 9% compared to the status quo. Our seven regional distributors saw network charges reduced by between 11 and 14 percent compared to what they had requested.

The Bundesnetzagentur has to date approved the network charges of 4 of our 7 gas distribution networks. We expect the cuts to average between 10 and 12 percent.

These cuts are in line with the 10 to 15 percent that we have consistently mentioned over the last months.

For the market units Central Europe and Pan-European Gas together, we expect that the impact of lower network charges on adjusted EBIT will amount to about 700 million Euros for the whole of 2006, three-quarter of which were already recorded during the first nine months.

In addition, we booked in the third quarter impairment charges of 547 million Euros on some of our gas distribution assets and shareholdings. Our full-year outlook already took both the above-mentioned impacts of regulation into account and remains unchanged. Mr. Schipporeit will detail all this in a moment.

The first phase of cost-oriented regulation is now almost over. Although we have legal doubts about some of the views of the Bundesnetzagentur, we have decided not to challenge them in court. Instead, we intend to focus our efforts on delivering efficiency gains in line with BNA requirements, whilst delivering performance in line with shareholder expectations.

Initiatives to foster competition

I would now like to make a number of comments on the initiatives that we announced at the end of October to step up competition in the electricity and gas markets.

First, in line with our policy of open third party access to our networks, we will ensure that any new power plant built by competitors in E.ON’s service area will be quickly connected to our transmission network.

Second, we plan to increase cross-border transmission capacity by around 1000 MW within a short period of time. We will also facilitate cross-border electricity exchanges by further strengthening our grid.

Finally, in order to improve the liquidity and transparency of electricity trading, we will reroute trades from the over-the-counter markets towards power exchanges.

All of these initiatives aim to improve the transparency and efficiency of cross-border power flows, and hence facilitate the development of a more integrated European power market.

Indeed, they form part of a broader project we are undertaking – entitled europe.on – which aims to evaluate the implications of a more integrated European energy market on E.ON’s strategic direction.

Apart from the actions I have just mentioned, it is too early at this stage to discuss the conclusions and practical implications of this project. However, I do expect to be able to report on our progress early next year.

Management changes

I would now like to make a few remarks regarding the changes to the Board of Management of
E.ON.

Beyond the specific appointments that we announced a few weeks ago, I would like to highlight two developments regarding the future leadership of the E.ON group.

First, we are progressively moving towards a Board of Management where board members will no longer have market unit functions in order to solely concentrate on group-wide responsibilities.

In the new function of Chief Operating Officer, Mr. Teyssen will focus on further improving operational performance across the group and on preparing E.ON for the further development of the internal European energy market. As a consequence, he will relinquish his function as CEO of E.ON Energie in March 2007.

Mr. Lutz Feldmann from BP will join us in December as member of the Board of Management in charge of Corporate Development/New Markets. He will be responsible for steering group-wide strategic growth initiatives and entry into new markets.

Mr. Bergmann remains CEO of E.ON Ruhrgas and will continue to serve as member of the Board of Management responsible for Regulation and for Gas Production and Supply. However, when he retires in February 2008, this dual board function will not be continued.

As a result, no market unit will be directly represented on the Board of Management of the group. Our objective, however, is to intensify the exchanges between the Corporate Center and the market units, and also between the markets units themselves. Therefore, the Board of Management and the CEO’s of all the market units will in future meet once a month instead of every three months as has been the case up to now.

We believe that these changes fit better with the needs of the fully focused but also very international group that E.ON has become, and that they will contribute to E.ON’s success in the future.

Finally, E.ON’s Board of Management will welcome two new members on December 1st: Christoph Dänzer-Vanotti as our new Chief Human Resources Officer, and Marcus Schenck as our new Chief Financial Officer. Indeed, at his own request, Mr. Schipporeit will leave us at the end of the month. Allow me to thank you, Erhard, for skillfully steering E.ON’s finances during its transformation into a focused utility, and for adapting our finance function to the needs of an integrated group.

Conclusion

Let me now conclude my remarks for today.

Our offer for Endesa will be approved by the CNMV in the short term. We remain fully committed to its success and look forward to present it to the shareholders of Endesa.

Our offer provides them an exceptionally attractive opportunity and reflects our long-term confidence in Endesa’s business model and value creation potential.

In the meantime, we continue to focus on delivering solid performance, as once again demonstrated by our first nine-month results. With clarity on regulation in Germany, we are now concentrating our efforts on gearing up E.ON for competition in the Pan-European power and gas market.

Thank you for your attention. I will now pass over to Erhard Schipporeit. I remain available to answer your questions later on.

This statement does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211-4579-453.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Interim Report III on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Interim Report III on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). This presentation may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this presentation, in its Interim Report III, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.